Mylan N.V.

c/o Mylan Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

December 29, 2016

Mylan N.V.

Mylan Inc.

Registration Statement on Form S-4

File No. 333-214870

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mylan N.V. (the “Company”) and Mylan Inc. (the “Guarantor” and, together with the Company, the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on January 3, 2017, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, William V. Fogg at (212) 474-1131, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

MYLAN N.V.

By	/s/ Kenneth S. Parks
	Name:	Kenneth S. Parks
	Title:	Chief Financial Officer

MYLAN INC.

By	/s/ Kenneth S. Parks
	Name:	Kenneth S. Parks
	Title:	Chief Financial Officer